Exhibit 12.1

STATEMENTS REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended August 31,					Three Months Ended November 30,
	2003	2004	2005	2006	2007	2006	2007
Pretax income from continuing operations, as reported	$45,117	$38,825	$105,708	$125,849	$151,690	$36,471	$42,570
Adjustments:
Fixed charges	22,249	14,597	18,352	28,016	35,622	7,398	10,185

Pretax income from continuing operations, as adjusted	67,366	53,422	124,060	153,865	187,312	43,869	52,755
Fixed charges:
Interest expense, net	21,430	13,559	16,927	26,146	33,001	6,841	9,300
Interest income	145	89	172	347	746	119	369
Interest component of rent expense (estimated at 7.25%)	674	928	1,253	1,523	1,875	438	516

	22,249	14,597	18,352	28,016	35,622	7,398	10,185
Earnings to fixed charges ratio	3.0	3.7	6.8	5.5	5.3	5.9	5.2